UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for participation in the

General Meeting Of Shareholders

Extraordinary General Meeting
February 16, 2017
CPFL Energia S.A.

CPFL ENERGIA

1. Message from the Chairman of the Board of Directors |Page 04|

2. Message from the CEO |Page  06|

3. Guidelines  for Participation in the Meeting |Page 08|

3.1. Shareholder in Attendance

3.2. Shareholder Represented by an Attorney in Fact

- Form of Power of Attorney

3.3. Vote by Distance Vote Report

3.3.1. Distance Vote cast directly

3.3.2. Vote by Proxy cast through service providers

3.3.3. Additional information

3.4. Holders of ADRs

4. Call Notice |Page 18|

5. Proposal by the Administration |Page 22|

6. Clarifications |Page 27|

5

Dear Shareholders,

On behalf of the Board of Directors, we invite you, the shareholders of CPFL Energia S.A. ("Company" or "CPFL Energia"), to the Extraordinary Shareholders Meeting ("Meeting") to be held on February 16, 2017 (Thursday), at 10:00 a.m., at the registered office of the Company located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city and state of São Paulo.

As you already know, State Grid Brazil Power Participações Ltda. ("State Grid") signed a Share Purchase Agreement with the Shareholders belonging to the Controlling Block of CPFL Energia by which State Grid will acquire the entire shareholding interest of said shareholders. Due to the future shareholding structure of CPFL Energia, in preparation for concluding the transfer of shares making up the controlling block of the Company, the current directors nominated by the controlling shareholders will be replaced for the remainder of the current term of office.

At the Meeting, the Company will adopt the distance voting procedure, in accordance with CVM Instruction 481/09, enabling shareholders to vote through a Distance Voting Form. We look forward to your participation in the Meeting and hope this Proxy Statement helps in facilitating the same.

7

Dear Shareholders,

The Meeting, to be held on February 16, 2017, will discuss and vote on replacing the members of the Board of Directors and Fiscal Council until the end of the current term of office, in preparation for concluding the transfer of shares making up the controlling block of the Company to State Grid Brazil Power Participações Ltda.

I invite you to read the Proxy Statement, which includes all information about the candidates for the Board of Directors and Fiscal Council of the Company, as well as guidelines for voting in person, by proxy or through Distance Voting Form, which will be adopted as from this Meeting.

We wish to highlight that shareholder participation in the Meeting is extremely important for the Company.

Sincerely,
Andre Dorf
Chief Executive Officer

8

cpfl piratininga

03.

Guidelines for Participating in the Meeting

The shareholders may go to the headquarters of CPFL Energia S.A. (“CPFL Energia” or the “Company”) on the date of the Extraordinary General Meeting (“AGE” or Meeting) and cast their votes or, if they are unable to attend, they may appoint an attorney in fact, subject to the rules of representation described below, or cast their vote by filling in and submitting a Distance Vote Report, pursuant to CVM Ruling No. 481/09, as amended by CVM Ruling No. 561/15.

03..1  Shareholder in Attendance:

The shareholder that wishes to participate in the Extraordinary General Meeting shall be present a few minutes before the time mentioned in the Call Notice (10 a.m.), with the following documents:

(i) individual	• ID card with picture. Examples: RG, RNE, CNH or officially recognized professional class cards
(ii) legal entity

• ID card with picture of the legal representative(s) of the shareholder, certified copy of the latest consolidated Articles of Association and corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

(iii) shareholder incorporated as an Investment Fund

• ID card with picture of the legal representative(s) of the administrator of the Investment Fund (or manager, as the case may be), certified copy of the latest consolidated regulation of the fund and of the Bylaws or Articles of Association of its administrator, in addition to the corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

03 . 2  Shareholder Represented by an Attorney in Fact:

The shareholder that is unable  to attend the Extraordinary General Meeting may be represented by an Attorney in Fact, whose powers of representation must have been assigned less than one (1) year before, pursuant to the provisions set forth in paragraph 1 of article 126 of Law No. 6.404/1976 (“Corporation Law”).

With the exclusive purpose of protecting the interests of its shareholders, and in order to facilitate their representation in the Extraordinary General Meeting, CPFL Energia provides, as a suggestion, at the end of this item, a Form of Power of Attorney granting powers to an Attorney in Fact appointed by CPFL Energia, who may represent the shareholders, at no cost and in strict compliance with the powers granted to such Attorney in Fact.

The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporation Law, can only be granted to parties that meet, at least, one of the following requirements: (i) be a shareholder or officer of the Company, (ii) be an attorney or (iii) be a financial institution. In the case of shareholders that are legal entities, pursuant to the standing adopted by the Full Session of CVM, during  a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the attorney in fact does not need to be (i) a shareholder or officer of the Company, (ii) attorney or (iii) financial institution.

The shareholder represented by a power of attorney shall follow the procedure described below:

Deadline for the submittal of the Representation Documents	By 10am on February 15– article 11 of the Bylaws
Representation Documents

• Power of attorney* and ID card with picture

• Proof of ownership of the shares issued by CPFL Energia and

• Legal entity - Bylaws/Articles of Association and minutes of the election of those granting the Power of attorney

Place for Delivery of the Representation Documents	Rua Gomes de Carvalho, 1510, 14th floor, Vila Olímpia, CEP 04547-005, São Paulo/SP To Corporate Governance Office

* Please note that powers of attorney granted in Brazil must have the corresponding signatures certified and that the ones granted abroad must be notarized and apostilled by a Notary Public duly certified for this purpose, as well as legalized by a Brazilian consulate and translated into Portuguese by a sworn translator.

Please note that the purpose of the request for early delivery of the power of attorney,  by those  shareholders who intend to be represented  by an legally- appointed Attorney in Fact, is to facilitate the preparation of the Extraordinary General Meeting, and that it does not represent an obstacle to their participation.

12

Form of Power of Attorney

POWER OF ATTORNEY		
By means of this instrument of power of attorney, [SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of Identification card RG No. [•], enrolled in CPF/MF under No. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP] ("Grantor"), or [SHAREHOLDER], enrolled in CNPJ/MF under No., [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP], herein represented by its legal representative ("Grantor"), hereby appoints and constitutes as its attorney in fact Ms. MICHELE DE OLIVEIRA ENDLER VIRGILIO, Brazilian, married, an Attorney, bearer of Identification card RG n° 53.709.142-7 (SSP/SP), enrolled in OAB/RS under No. 69.663 and in CPF/MF under No. 944.609.140-34, resident and domiciled in the city of São Paulo, State of São Paulo, with offices at Rua Gomes de Carvalho, 1.510, 14th floor, suite 142 ("Attorney in Fact"), to represent it in the capacity of shareholder of CPFL ENERGIA S.A. ("Company"), during the Extraordinary General Meeting to be held, at first call, on February 16, 2017, at 10 a.m., and, if a second call is necessary, on a date to be informed in due course, at the headquarters of the Company, located at Rua Gomes de Carvalho, 1510, 14th floor, Vila Olímpia, CEP 04547-005, in the City of São Paulo, State of São Paulo, with enough powers to examine, discuss, submit justifications and to vote on its behalf, in compliance with the guidance below, with respect to the matters included in the Agenda. For the purposes of the granting of this power of attorney, the Attorney in Fact shall have limited powers to attend the Meeting and to cast a vote in compliance with the guidance provided to her, having no right or obligation to take any action other than those as may be necessary for the fulfillment of this power of attorney. The Attorney in Fact is hereby authorized to refrain from any resolution or matter with regard to which she has not received, at her discretion, sufficiently specific voting guidance.		
Agenda:		
Vote Justification:		
a. Replacement of members of the Board of Directors and definition of the number of members to compose the Board of Directors until the end of the term of office in course, subject to the provisions set forth in article 15 of the Company's Bylaws:		
Sub-items of resolution relating item a. of the Agenda:		
a.1. Definition of the number of members to compose the Board of Directors according to the proposal from the administration: Seven (7) members		
For ( )	Against ( )	Abstention ( )
Vote Justification:		
a.2. Election of the following members for the Board of Directors to replace the current composition, all of them being seating members.		
Sr. Yuhai Hu		
For ( )	Against ( )	Abstention ( )
Sr. Daobiao Chen		
For ( )	Against ( )	Abstention ( )
Sr. Yang Qu		
For ( )	Against ( )	Abstention ( )
Sr. Yumeng Zhao		
For ( )	Against ( )	Abstention ( )

13

Sr. Andre Dorf		
For ( )	Against ( )	Abstention ( )
Sr. Antonio Kandir		
For ( )	Against ( )	Abstention ( )
Vote Justification:		
b. Replacement of members of the Audit Committee and definition of the number of members to compose the Audit Committee until the end of the term of office in course, subject to the provisions set forth in article 26 do Company's Bylaws		
Subitens de deliberação do item b. da Ordem do Dia:		
b.1. Definition of the number of members to compose the Audit Committee pursuant to the proposal from the administration: Three (3) members		
For ( )	Against ( )	Abstention ( )
Vote Justification:		
b.2. Election of the following acting and alternate members for the Audit Committee to replace the current positions:		
Sr. Yuehui Pan (membro titular) / Sr. Chenggang Liu (membro suplente)		
For ( )	Against ( )	Abstention ( )
Sra. Ran Zhang (membro titular) / Sr. Jia Jia (membro suplente)		
For ( )	Against ( )	Abstention ( )
Sr. Luiz Augusto Marques Paes (membro efetivo) / Sr. Reginaldo Ferreira Alexandre (membro suplente)		
For ( )	Against ( )	Abstention ( )
Vote Justification:		
Term of validity: one (1) month as of the date of execution hereof.		
São Paulo, [•] [•], 2017. Grantor By: [•] (certified signature) Position:[•]

03..3  Vote by Distance Vote Report

According to CVM Ruling No. 481/09, as amended  by CVM Ruling No. 561/15, the Company shall adopt, beginning on January 1, 2017, a remote voting system, which will enable its shareholders to take part in the Extraordinary General Meeting by means of the filling in and submittal of a distance vote report, made available by the Company, on the date hereof, on its investor relations website (www.cpfl.com. br/ri), as well as on the websites of CVM (www.cvm.gov.br), and BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and that of the U.S. Securities and Exchange Commission – SEC ( www.sec.gov).

Thus, shareholders shall be able to fill in and submit, from the date hereof, the Distance Vote Report, at their discretion, either (i) directly to the Company; or (ii) through instructions transmitted to their corresponding custodians or to the depositary agent of the Company, depending on whether or not the shares are deposited with a central depositary.

The Company warns that, in either case, the Distance Vote Report, must be received at least seven (7) days in advance of the date of the Extraordinary General Meeting, i.e., by 11:59 p.m. on February 9, 2017.

3.3.1. Vote by Distance Vote Report cast directly

The shareholder that chooses to submit the Proxy Card directly to CPFL Energia shall send the following documents to Rua Gomes  de Carvalho, 1510, 14th floor, suite 142, Vila Olímpia, CEP: 04547-005, São Paulo/SP – Brazil, c/o the Corporate Governance Office:

(i) hard copy of the Proxy Card duly filled in, initialed and signed; and

(ii) certified copy of the documents described in the chart found in item 3.1 above, as the case may be.

If it chooses to do so, the shareholder shall also be able to send the digitalized documents mentioned above to the email address [ri@cpfl.com.br].

Upon receipt of the Distance Vote Report and of the documents attached to it, the Company shall report such receipt to the shareholder and shall inform whether or not such report is acceptable pursuant to the provisions set forth in article 21-U of CVM Ruling No. 481, as amended  by CVM Ruling No. 561/15.

During the remote vote term, the shareholder may change its vote instructions as often as it deems necessary, and the instruction that is valid on the date closer to the date of the Extraordinary General Meeting shall prevail.

3.3.2. Vote by Proxy cast through service providers

The shareholder who chooses to cast its remote vote through service providers shall transmit its voting instructions to its respective custodian agents or to the depositary agent of the shares issued by Company, depending on whether or not its shares are deposited with a central depositary, and provided that the rules determined by them are fully observed.

In that regard, the shareholders shall contact their custodian agents or the depositary agent of the shares issued  by Company and verify the procedures they have established for the issuance of voting instructions by Proxy Cards, as well as the documents and information that may be required by them.

The Company  states  that conflicting voting instructions  will be disregarded. Conflicting voting instructions are considered as the ones originating from the same shareholder that, with regard to the same resolution, have voted in different directions,  in different Proxy  Cards  submitted  by different service  providers. Nevertheless, voting instructions received from a depositary agent that has issued Depositary Receipts abroad with regard to the underlying shares of such Depositary Receipts shall not be deemed to be conflicting, even if they are rendered in different directions.

3.3.3. Additional information

Provided that the corresponding Distance Vote Report is deemed  valid by the Company, the shareholder that decides to cast a remote vote shall be deemed to be exercising its voting right in person, and shall be considered to be in attendance for all effects of the Corporation Law.

The voting instruction originating from the same shareholder shall be attributed to all shares held by the same CPF or CNPJ, as the case may be, according to the shareholding positions provided by the depositary agent.

In  case of divergence between the data included in a Distance  Vote  Report submitted directly to the Company and a voting instruction included in a voting map submitted by the depositary agent with respect to the same shareholder, the voting instruction included in the voting map submitted by the depositary agent shall prevail and the Distance Vote Report shall be disregarded by the Company.

Remote voting instructions given by shareholders or representatives of shareholders that attend the Extraordinary General Meeting in person and request to cast a vote shall also be disregarded by the chairman of the Extraordinary General Meeting.

Finally, CPFL states that, according to the Material Fact disclosed on January 10, 2017, the shareholders who hold, at least, one percent (1%) of the shares issued by the Company have been granted a term of two (2) business days, as of January 11, 2017, to request from the Company the inclusion of candidates to the Board of Directors and to the Audit Committee in the Distance Vote Report. The Company stresses that any requests met may be revoked, until the date of the Extraordinary General Meeting, by means of a written notice sent by the corresponding proponents and addressed to the Investor Relations Officer, in which  case all votes already cast shall be disregarded.

03 . 4  Holders of ADRs

The financial institution that is the depositary of the American Depositary Receipts (“ADRs”) in the United States of America is Citibank, N.A. (“Citibank”).

Citibank shall send the proxy cards (“proxies”) to the holders of the ADRs, so that they can exercise their voting rights, and shall be represented during the Extraordinary General Meeting by its representative in Brazil, Banco Bradesco S.A.

Any doubts about procedures, deadlines and matters submitted for deliberation can be clarified with the Investor Relations Department team through the following channels of communication:

email address: ri@cpfl.com.br

Phone: + 55 19 3756 6083

CPFL ENERGIA S.A.
Publicly-held Company
CNPJ/MF 02.429.144/0001-93
- NIRE 35.300.186.133

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

As requested by shareholders Camargo Corrêa S.A. and ESC Energia S.A., pursuant to item “c” of the sole paragraph of article 123 of Law No. 6404, of December 15, 1976 (“Corporation Law”), all Shareholders of CPFL Energia S.A. (“Company”) are hereby called to attend the Extraordinary General Meeting (“AGE”) to be held on February 16, 2017, on 10 a.m., at the corporate headquarters of the Company, located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, Vila Olímpia, in the City of São Paulo, State of São Paulo, in order to discuss the following matters, included in the agenda:

a. Replacement of members of the Board of Directors and definition of the number of members to compose the Board of Directors until the end of the term of office in course, subject to the provisions set forth in article 15 of the Company’s Bylaws; and

b. Replacement of members of the Audit Committee and definition of the number of members to compose the Audit Committee until the end of the term of office in course, subject to the provisions set forth in article 26 of the Company’s Bylaws.

General Information:

1. Shareholders who hold common  shares issued by the Company shall be able to take  part in the Extraordinary  General Meeting,  provided that their shares are registered  in the Registered Share Registry of the financial institution that is the depositary of the shares – Banco do Brasil S.A., and provided that they bear the following documents: (i) individuals - ID card with picture; (ii) legal entity - certified copy of the latest  consolidated  bylaws  or articles  of association  and corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney), as well as ID card with picture of the legal representative(s); and (iii) shareholder incorporated as Investment Funds - certified copy of the latest consolidated fund regulation and bylaws or articles of association of its administrator, in addition to the corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney); as well as ID card with picture of the legal representative(s).

2.  All shareholders  shall  be able  to appoint attorneys  in fact  to attend the Extraordinary General Meeting and to vote on their behalf. In case of representation, the following documents must be submitted: (i) power of attorney, with specific powers to represent the shareholder during the Extraordinary General Meeting; (ii) bylaws or articles of association and minutes of the election of the officers, if the shareholder is a legal entity and (iii) ID card with picture of the attorney in fact.

3. The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporation Law, can only be granted to parties that meet, at least, one of the following requirements: (i) be a shareholder  or officer of the Company, (ii) be an attorney or (iii) be a financial institution. In the case of shareholders  that are legal entities, pursuant to the standing adopted by the Full Session of CVM, during a meeting held on November 4, 2014 (Case CVM RJ2014/3578), the attorney in fact does not need to be (i) a shareholder or officer of the Company, (ii) attorney or (iii) financial institution.

4. In order to promote agility in the process of the Extraordinary General Meeting, the Company asks shareholders to deposit all powers of attorney and representation documents twenty-four  (24) hours in advance of the date of the Extraordinary General Meeting, in accordance with the main section of article 11 of the Company’s Bylaws.  Shareholders  who attend the Extraordinary  General Meeting with the required documents may participate and vote, even if they have previously failed to deposit them.

5.AccordingtotheSecuritiesCommission(“CVM”)InstructionNo.481/09,asamended, the Company shall adopt a remote voting system, enabling the shareholders to take part in the Extraordinary General Meeting by filling in and submitting a Proxy Card to the custodians and depositary agent or directly to the Company, pursuant to the instructions contained in the Proposal by the Administration.

6. According to article 135, paragraph 3 of the Corporation Law and in compliance with the provisions  set  forth in article 6 et seqq.  of CVM Ruling  No.  481 of December 17, 2009, all documents relating to the matters to be discussed during the Extraordinary General Meeting are at the disposal of the shareholders, as of the date hereof, at the Company’s headquarters, in its Investor Relations website (www. cpfl.com.br/ri), as well as in the websites of CVM (www.cvm.gov.br), BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

São Paulo, January 17, 2017

Murilo Cesar  L. S. Passos

Chairman of the Board of Directors

Call Notice to the Extraordinary General Meeting of CPFL Energia S.A. published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on January 17, 18 and 19, 2017.

Although the first call to Meetings must be made by publicly held companies fifteen (15) days in advance, in accordance with current legislation, the Company must publish its Call Notices at least 30 days in advance, pursuant to the provisions set forth in Article 8 of CVM Ruling No. 559/15, ensuring sufficient time for the necessary procedures of manifestation of the holders of ADRs traded on the New York Stock Exchange (“NYSE”), in addition to allowing shareholders to participate through the remote voting system.

According to the provisions set forth in CVM Ruling No. 481/2009, as amended by CVM Ruling No. 561/15, this Manual submits to the examination of the shareholders a  Proposal   by the Administration  of CPFL  Energia,  including the necessary clarifications to enable the shareholders to vote in a mindful and informed manner:

I. Replacement of the members of the Board of Directors and definition of the number of members required to integrate the Board of Directors until the end of the term of office, in accordance with the provisions set forth in article 15 of the Articles of Incorporation of the Company

In view of the receipt of the request for call notice sent by shareholders Camargo Corrêa S.A.  and  ESC Energia  S.A.,  under the terms  of subitem  “c” of the sole paragraph of art. 123 of Law 6,404/76 (Exhibit I), the Meeting shall resolve on the new composition of the Board of Directors of the Company.

Additionally, pursuant to the provisions set forth in OFFICIAL LETTER/CVM/SEP/No.02/2016 – which establishes general guidelines on the procedures to be observed by publicly-held companies, including the preparations for the Meeting – there not being a fixed number of members set forth in the Bylaws of the Company, it shall be incumbent upon the Meeting, concomitantly with the replacement of the members of the Board of Directors, to define the number of members that will compose the Board of Directors until the end of the term of office of the replaced members.

In this sense, as set forth in the main section of article 15 of the Bylaws of the Company, its Board of Directors shall be comprised of at least seven (07) and at most nine (09) members, all of them with a unified term of office of one (01) year, reelection being permitted.

It  is  worth emphasizing  that the Company   is  listed on the New Market  of BM&FBOVESPA and, under the terms of the New Market Listing Regulation, at least twenty percent  (20%) of the members of the Board of Directors shall be

Independent Board Members, which shall be expressly stated in the minutes of the general meeting that elects them, the board member(s) elected upon the power set forth in §§ 4 and 5 of article 141 of the Corporation Law being also considered as independent.

Thus, the Management of the Company proposes the maintenance of the number of members required to integrate the Board of Directors in seven (07), two (02) of them being an Independent Board Member, as set forth in the New Market Listing Regulation. Therefore, if the Meeting so resolves, the number of members to be elected by majority voting shall be seven (07). This number  may be increased by at most one (01) member, in view of any separate request for election, under the terms of art. 141, paragraph 4, of the Corporation Law.

The management  of the Company  was informed by shareholders  Camargo Correa S.A. and  ESC Energia S.A. that, as proposed by State Grid Brazil Power Participações Ltda. (“State Grid”), in preparation for the closing of the transaction of transfer of the shares that comprise the Controlling Group of the Company (“closing”), it is intended that the Board of Directors continues to be comprised of seven (07) acting and deputy members until Annual General Meeting of CPFL Energia that approves the accounts for the 2016 fiscal year, and the election of the following candidates, keeping in the position the independent councilor Ana Maria Elorrieta:

1. Yuhai Hu

2. Daobiao Chen

3. Yang Qu

4. Yumeng Zhao

5. Andre Dorf

6. Antonio Kandir (membro independente)

Still in relation to the election of board members by non-controlling shareholders, it is emphasized that, at the meeting held on April 11, 2006, the Full Board of CVM resolved to maintain the interpretation of article 141, § 5, of the Corporation Law, given at the meeting held on November 08, 2005, (CVM Process No. RJ/2005/5664), which establishes that, in the cases in which the Company issued voting shares only, the majority of the shareholders representing at least 10% (ten percent) of the total voting shares, except for the controlling shareholder, shall have the right to elect a member and the respective deputy for, and to remove them from, the Board of Directors by means of separate voting at the General Meeting.

II. Replacement of the members of the Audit Committee and definition of the number of members required to compose the Audit Committee until the end of the term of office in course, in accordance with the provisions set forth in article 26 of the Bylaws of the Company

In view of the receipt of the request for call notice sent by shareholders Camargo Correa S.A. and ESC Energia S.A., under the terms of letter “c” of the sole paragraph of art. 123 of Law 6,404/76, the Meeting shall resolve on the new integration of the Audit Committee. In addition, the effective member Marcelo de Andrade, and his respective deputy Susana Amaral Silveira, elected in a separate vote by the minority shareholders, submitted a letter of resignation, effective as of the closing.

In view that art. 26 of the Bylaws of the Company establishes the minimum number of three (03) and  the maximum number of five (05) acting  and deputy audit committee members, it shall also be incumbent upon the Meeting, concomitantly with the replacement of the members of the Audit Committee, to define the number of members required to integrate the Audit Committee until the end of the term of office of the replaced audit committee members.

Thus, the Management of the Company was informed by the shareholders Camargo Correa S.A. and ESC Energia S.A. that, as proposed by State Grid, in preparation for the closing, it is intended that the Audit Committee be composed of a total of three (03) members, and the election of the following candidates and respective deputies was proposed for the office of audit committee members appointed by the controlling shareholders:

Membro Titular	Membro Suplente
Yuehui Pan	Chenggang Liu
Ran Zhang	Jia Jia
Luiz Augusto Marques Paes	Reginaldo Ferreira Alexandre

Under the terms of CVM Ruling No. 481, as amended, there may be the appointment of candidates for the office of representatives of the non-controlling shareholders to the Audit Committee of the Company. Information on the potential candidates shall be made available at the head office of the Company, on its website (www. cpfl.com.br/ri) and on the website of CVM (www.cvm.gov.br).

The Company informs that the information required under the terms of article 10 of CVM Ruling No. 481/09, as amended, related to the candidates appointed to compose the Board of Directors and the Audit Committee of the Company, is detailed in Exhibit II to this Proposal of the Management as well as available, from the date hereof, at the head office of the Company, on its  website (www.cpfl.com.br/ri)  and on the websites  of CVM  (www.cvm.gov. br), BM&FBOVESPA (www.bmfbovespa.com.br) and U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Moreover, in view of the adoption of the adoption of the distance voting procedure by the Company as of January 1, 2017, the Company informs that this Proposal of the Management, as set forth in Exhibit III, includes the Distance Voting Report set forth in articles 21-H et seq of CVM Ruling No. 481/09, as amended. A copy of the aforesaid Distance Voting Report is available at the head office of the Company, on its website (www.cpfl.com.br/ri) and on the websites of CVM (www. cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and SEC (www.sec.gov).

All documents relating to the proposals submitted to resolutions of the Meeting are available at the Company’s headquarters, in its website (www.cpfl.com.br/ ri), as well as in the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www. bmfbovespa.com.br) and of SEC ( www.sec.gov).

In addition to the information included in this Manual and in the Attachments hereto, the shareholders of CPFL Energia may resolve any doubts by means of direct contact with the Investor Relations Department, by electronic message (ri@cpfl.com.br) or by telephone (+55 19 3756 6083), which are, from now on, available to promptly be contacted in case of any need.

Sincerely,

Murilo  Cesar L. S. Passos
Chairman of the Board of Directors

IC 01.17

Communications and
Corporate Relations and
Corporate Governance Advisory
Rod. Eng. Miguel Noel N. Burnier, km 2,5
Campinas . SP . 13088-900
www.cpfl.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 19, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.